Exhibit 4.3(A)

DAPPER INC.

October 5, 2010

[NAME]

Dear                             :

On October 5, 2010, Dapper Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Yahoo! Inc. (“Parent”), among others, pursuant to which the Company shall become a wholly owned subsidiary of Parent (the “Merger”). You were previously granted one or more options to purchase Company common stock (each, a “Company Option,” and collectively, the “Company Options”) under the Company’s Global Share Incentive Plan (2007), as amended from time to time (the “Plan”). Your Company Options that are currently outstanding are set forth on Exhibit A. Contingent upon the consummation of the Merger, you shall receive the following treatment with respect to your outstanding Company Options. Capitalized terms not otherwise defined herein will have the meanings ascribed in the Merger Agreement.

Vested Company Options

At the effective time of the Merger (the “Effective Time”), which is anticipated to occur in October 2010, the portion of your Company Options that is vested and outstanding, after giving effect to [any accelerated vesting provisions thereof and] any exercises, as of the Effective Time (the “Vested Company Options”) shall terminate and be cancelled as of the Effective Time. You shall be entitled to receive a cash payment (subject to all applicable income and employment tax withholding) equal to the product of (x) the number of shares of Company common stock that were issuable upon exercise of such Vested Company Options immediately prior to the Effective Time multiplied by (y) an amount equal to (1) the Per Share Common Amount (as defined in the Merger Agreement as the consideration that each share of Company common stock will receive in the Merger) minus (2) the per share exercise price for the shares of Company common stock that would have been issuable upon exercise of such Vested Company Options immediately prior to the Effective Time (with the understanding that, for purposes of this clause, if there are different exercise prices for different Vested Company Options held by you, separate calculations shall be made for each applicable exercise price) (the “Vested Spread”). Approximately 19.2% of the Vested Spread shall be held back in escrow to indemnify Parent in case of a working capital adjustment or breach of a representation, warranty or covenant in the Merger Agreement or if an event happens which requires indemnification as provided in the Merger Agreement. (The exact percentage of the Vested Spread to be subject to escrow will depend on the final purchase price after giving effect to closing payments, working capital adjustments and the like.) In addition, a portion of the Vested Spread will be withheld to secure certain obligations under Section 2.2(d) and Section 9.11 of the Merger Agreement for any Representative Expenses incurred by the Representative.

If you do not exercise your Vested Company Options prior to the Effective Time and consequently such Vested Company Options are cashed-out, if you are subject to U.S. taxation, you will recognize ordinary income in the amount of your aggregate cash payment at the time that such cash is paid to you, regardless of whether your Vested Company Options were intended to be incentive stock options (“ISOs”) within the meaning of Internal Revenue Code Section 422, or nonstatutory stock options (“NSOs”). Any ordinary income you recognize on your cash payment income will constitute wages and, if you were an employee at the time your Vested Company Options were granted to you, will therefore be subject to withholding of applicable U.S. federal and state income and employment tax withholding.

As an alternative to automatically receiving the cash payment as described above, you may also choose to exercise your Vested Company Options prior to the Effective Time. If you wish to exercise your Vested Company Options, please contact the Company immediately. You must provide a completed exercise notice to the Company and pay the exercise price per share prior to the Effective Time. For any of your Vested Company Options that were granted as incentive stock options (“ISOs”) under Internal Revenue Code Section 422 and are exercised by you, the Vested Spread shall be reported as ordinary income to you for income tax purposes, but shall not be subject to withholding, including not being subject to employment taxes. For any of your Vested Company Options that were granted as nonstatutory stock options (“NSOs”), the Vested Spread shall be reported as ordinary income and be subject to applicable tax withholding (including income and employment taxes). As a stockholder, a percentage of the Merger consideration that you receive for your shares will be held back in escrow on the same terms as described above for Vested Company Options.

To the extent that any of your Vested Company Options were granted as ISOs and are exercised by you, your receipt of the cash payment in connection with the Merger will be considered a disqualifying disposition of the shares underlying the ISOs. Upon the disqualifying disposition, you generally will recognize ordinary income equal to the excess, if any, of the lesser of (i) the fair market value of the shares of common stock at the time you exercise the ISO or (ii) the amount you realize for the shares of the common stock disposed of in the Merger, in each case less the aggregate exercise price you pay for those shares. Such income will constitute wages, taxable at ordinary income rates, but will not be subject to withholding of applicable U.S. federal and state income and employment tax withholding. Any additional gain or loss will be short-term capital gain or loss (assuming you hold such shares as a capital asset).

To the extent that any of your Vested Company Options were granted as NSOs and are exercised by you, the Vested Spread shall be reported as ordinary income and be subject to applicable tax withholding (including income and employment taxes). If you received your Vested Company Options in your capacity as an employee, such income will constitute wages subject to payment of applicable U.S. federal and state income and employment tax withholding.

As a stockholder, a percentage of the Merger consideration that you receive for your shares will be held back in escrow on the same terms as described above for Vested Company Options. Thus, if you elect to exercise your Vested Company Options that were granted as NSOs, please note that you will be paying tax on amounts you have not yet, and may never, receive due to the escrow.

Amendment and Assumption of Unvested Company Options

At the Effective Time (provided that you accept an offer of employment with Parent or one of its Subsidiaries before the Effective Time and provided that you are to be employed with Parent or one of its Subsidiaries immediately following the Effective Time), the portion of your Company Options that is unvested and outstanding as of the Effective Time (the “Unvested Company Options”) shall be assumed by Parent and converted into the right to purchase shares of Parent common stock (each, an “Assumed Option” and collectively, the “Assumed Options”). Each Assumed Option shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the Plan and the applicable stock option or other agreement) as are in effect immediately prior to the Effective Time, except that (i) Parent shall have any and all amendment and administrative authority with respect to such Assumed Option (subject, in the case of any amendment, to any required consent from you), (ii) the Assumed Option shall become exercisable for that number of whole shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the Assumed Option immediately prior to the Effective Time and (B) the Equity Exchange Ratio (as defined in the Merger Agreement), (iii) the per share exercise price for the shares of Parent common stock issuable upon exercise of the Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company common stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio, and (iv) the Assumed Option will be subject to the amendments set forth below.

By executing this letter, you acknowledge and agree that each option agreement and related option documentation that evidences your Assumed Options and each other agreement between you and the Company related to or referencing your Assumed Options is hereby amended to the extent necessary, effective upon and subject to the Effective Time, to provide as follows:

1. Extended Exercisability. The exercise period following your termination of service with Parent and its Subsidiaries for each Assumed Option as in effect immediately prior to the Effective Time (the “Post Termination Exercise Period”) shall be extended until the earlier of the Post Termination Exercise Period plus one day or the original expiration date of the Assumed Option. For example, if an Assumed Option provides for a three month Post Termination Exercise Period, you will now have three months and one day to exercise such Assumed Option following your termination of service provided that the ten year term of such Assumed Option is not exceeded.

2. No Incentive Stock Option Treatment or Early Exercise Feature. All of your Assumed Options that are ISOs prior to the Effective Time shall be automatically converted to NSOs such that all of your Assumed Options shall be treated as NSOs, even if such Assumed Options immediately prior to the Effective Time were designated as ISOs. Any of your Assumed Options that included an “early exercise” feature prior to the Effective Time that permitted the option to be exercised prior to the time that the option had vested shall, effective as of the Effective Time, no longer include such an early exercise feature and may be exercised only to the extent (if any) then vested. For U.S. taxpayers, upon exercise of your Assumed Option, the difference between the fair market value of the shares you acquire on exercising the option and the exercise price of the option will be taxable as ordinary income and subject to applicable tax withholding (including income and employment taxes).

[3. Modification of Certain Definitions. To the extent that any agreement or agreements between you and the Company provides for any accelerated vesting of your Assumed Option if an “Involuntary Termination” occurs, the following definitions will supersede and replace in their entirety the definitions that appear in such agreement or agreements:

“Involuntary Termination” means a termination of your employment by Parent or one of its Subsidiaries for other than Cause.

“Cause” means a termination of your employment with Parent or one of its Subsidiaries based upon the occurrence of one or more of the events set forth below which, with respect to an event specified in clause (A), (B) or (C) below, if curable, you have not cured within 14 days after you receive written notice from Parent (or applicable Affiliate of Parent) specifying with reasonable particularity such occurrence: (A) your refusal or material failure to perform your job duties and responsibilities (other than by reason of your Disability (as defined below)), (B) your failure or refusal to comply in any material respect with material and lawful Parent policies or directives

(other than a failure to comply by reason of your Disability), (C) your material breach of any contract or agreement between you and Parent (including but not limited to your [Non-Competition Agreement,] Offer Letter or the Employee Confidentiality and Assignment of Inventions Agreement between you and Parent), or your material breach of any statutory duty, fiduciary duty or any other obligation that you owe to Parent or an Affiliate of Parent, (D) your commission of an act of fraud, theft, embezzlement or other unlawful act against Parent or an Affiliate of Parent or involving Parent’s or an Affiliate of Parent’s property or assets or your engaging in unprofessional, unethical or intentional acts that materially discredit Parent or are materially detrimental to the reputation of Parent, or (E) your indictment, conviction or nolo contendere or guilty plea with respect to any felony or crime of moral turpitude. In connection with the foregoing, you and Parent acknowledge that following notice and cure as provided in the preceding sentence, upon any additional one-time occurrence of substantially similar conduct as that which was the subject of the notice, Parent (or applicable Affiliate of Parent) may terminate your employment for Cause without notice and opportunity to cure. However, should Parent (or applicable Affiliate of Parent) choose to offer you another opportunity to cure, it shall not be deemed a waiver of its rights under this provision. For purposes of the foregoing, “Disability” means a serious physical or mental illness, injury or medical condition that meets the definition of a “disability” under the Americans with Disabilities Act of 1990.]

[ISOs and NSOs Granted to Former Israeli Residents

If you have been granted ISOs or NSOs and have been an Israeli resident on or after the first date you became a holder of Company Options (including a holder of options granted under Section 102 of the Israeli Income Tax Ordinance) and were later relocated to the United States, you should deliver, unless instructed otherwise in writing by Parent, to Parent or the Escrow Agent, as applicable, a Valid Certificate from the Israeli Tax Authority for exemption from, or reduced rate of, Israeli withholding taxes pursuant to the terms of the Merger Agreement. If no such certificate is provided, Parent or the Escrow Agent, as applicable, shall withhold tax from the merger consideration for such ISOs or NSOs according to the provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder.]

If you do not accept an offer of employment with Parent or one of its Subsidiaries before the Effective Time or if for any other reason you are not to be employed by Parent or one of its Subsidiaries immediately following the Effective Time, your Unvested Company Options shall not be assumed and shall terminate and be cancelled at the Effective Time, pursuant to Section 10.2 of the Plan and Section 6.5 of the Merger Agreement. You will receive no consideration for any cancelled Unvested Company Options, and you will have no further rights with respect thereto or in respect thereof. Neither Parent nor the Company will have any obligation with respect to the cancelled Unvested Company Options after the Effective Time.

The tax information in this letter is summary information only and is given for your reference. You agree that the Company and its affiliates, officers, directors, advisors and agents are not providing, and have not provided you with, any tax advice with respect to these matters and that you are relying solely on your own tax advisors. If you have questions or would like specific information about the tax treatment of your Company Options or any of the transactions contemplated by this letter, please consult your own tax advisors.

Agreements

You hereby agree to be bound by all provisions of Article 2 and Article 9 of the Merger Agreement applicable to you. You understand that Parent will withhold or has withheld from the merger consideration payable to you with respect to your Vested Company Options your Pro Rata Share of the

Escrow Amount and the Representative Fund Amount, and has or will deposit cash representing the Escrow Amount and the Representative Fund Amount with U.S. Bank, National Association, as escrow agent (“Escrow Agent”) pursuant to Section 2.2(a) and Section 2.2(d), respectively, of the Merger Agreement to secure certain obligations under Article 2 and Article 9 of the Merger Agreement and you hereby appoint Sally Roberts, as Representative on your behalf pursuant to and in accordance with the provisions of Article 9 of the Merger Agreement and the Escrow Agreement. All amounts deposited with the Escrow Agent, together with any interest, investment income or other proceeds applicable thereto, shall be held by the Escrow Agent, subject to the terms and conditions of the Merger Agreement and the Escrow Agreement. You acknowledge and agree that you shall be entitled to receive a portion of the Escrow Fund (as defined in the Escrow Agreement) and the Representative Fund (as defined in the Escrow Agreement) only at the times and in the amounts set forth in the Merger Agreement and the Escrow Agreement equal to your Pro Rata Share of the remaining Escrow Fund, if any, and your Pro Rata Shares of the remaining Representative Fund, if any, subject to and in accordance with the terms of the Merger Agreement and the Escrow Agreement. You acknowledge that (i) claims for Damages (as defined in the Merger Agreement) made on the Escrow Fund may delay or preclude the release to you of your Pro Rata Portion of the Escrow Amount and (ii) the Representative’s incurrence of Representative Expenses may delay or preclude the release to you of your Pro Rata Portion of the Representative Amount.

You hereby irrevocably waive, release and discharge Parent, the Company and their Affiliates from any and all liabilities and obligations to you of any kind or nature whatsoever relating to your Company Options (or the exercise thereof), in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement or understanding (other than the Merger Agreement and any of the other agreements or instruments executed and delivered in connection therewith) or otherwise at law or equity, and you agree not to seek to recover any amounts in connection therewith or thereunder from any of Parent, the Company and their Affiliates.

In connection with the foregoing release, and to the extent, if any, that California law governs the foregoing release, you confirm that you are familiar with Section 1542 of the California Civil Code (or other state equivalents), have discussed that section with your counsel, understand the consequences of a waiver of its protection, and nevertheless expressly agree that the release in this letter constitutes a waiver and release of any right or benefit you may have under that section. Section 1542 states: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his settlement with the debtor.” In no event shall any of Parent, the Company or their Affiliates have any liability to you whatsoever for any breaches of the representations, warranties, agreements or covenants of the Company under the Merger Agreement, and you agree in any event not to seek contribution from any of Parent, the Company or their Affiliates in respect of any such breaches by the Company.

Please indicate your acceptance of the foregoing terms by signing this agreement below and returning it to me no later than the close of business on October 7, 2010. If you do not timely sign and return this agreement, your Unvested Company Options will not be assumed by Parent and will instead be cancelled at the Effective Time without payment. You will not have any further rights with respect to or in respect of any Unvested Company Option that is so cancelled.

Sincerely,

DAPPER INC.

By:

Print Name:

Title:

Accepted and Agreed:

[Name]	Date

Exhibit A

COMPANY OPTION SUMMARY

Name	Date of Grant	Number of Shares	Exercise Price	Number of Shares Vested as of Anticipated Effective Time of October 8, 2010	Number of Shares Unvested as of Anticipated Effective Time of October 8, 2010